FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2007

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)






HSBC TO FURTHER STRENGTHEN LATIN AMERICA PLATFORM

HSBC Holdings plc (HSBC) is seeking to increase its investment in El Salvador by launching public tender offers to acquire the interests of the minority shareholders of Banco Salvadoreno, S.A. (Bancosal) and Inversiones Financieras Bancosal, S.A. (IFB).

HSBC's acquisition of Grupo Banistmo S.A. (Banistmo) in November 2006 established a significant platform across Central America, providing a full range of personal and commercial banking services through Panama's leading bank, Primer Banco del Istmo, and 106 other branches in Costa Rica, Honduras, Colombia and Nicaragua. In addition it gave HSBC a 56.2 per cent stake in IFB, the holding company for Bancosal, one of El Salvador's leading financial institutions which operates through 62 branches in that country.

HSBC, through majority-owned subsidiaries, will launch two public tender offers at a cost of up to US$190.7 million to acquire the outstanding shares of its operations in El Salvador, as follows:

Banistmo will launch a tender offer on the El Salvador Stock Exchange for the outstanding 58,245,037 common shares of IFB, representing 43.8 per cent of total common shares in issue. Under the proposed offer, IFB's shareholders will be entitled to receive US$3 for each common share of IFB held. The proposed offer has been unanimously approved and recommended by IFB's board of directors.

This transaction is subject to certain conditions, including that at least 33.8 per cent of the outstanding IFB shares be tendered, giving HSBC 90 per cent of IFB.

Simultaneously, IFB will launch a public tender offer for the 399,700 outstanding minority shares of Bancosal, representing 4.94 per cent of Bancosal's total shares. Under the proposed offer, Bancosal shareholders will be entitled to receive US$40 for each Bancosal share. The proposed offer has been unanimously approved and recommended by Bancosal's board of directors.

Sandy Flockhart, Group Managing Director and President, HSBC Latin America and the Caribbean, said: "El Salvador is a key developing country in the region. Increasing our investment in Banco Salvadoreno will benefit customers and deepen synergies with the HSBC Group worldwide, and particularly in Central America. Banco Salvadoreno is one of El Salvador's leading financial institutions and banking franchises, with more than 120 years of banking history in that country, providing HSBC with a strong platform for growth."

HSBC expects to complete the transactions by 31 March 2007.

Notes to editors:

1. HSBC Holdings plc

HSBC is launching these two public tender offers through Grupo Banistmo S.A. which is 99.97 per cent-owned by the HSBC Group.

The HSBC Group serves over 125 million customers worldwide through some 9,500 offices in 81 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,738 billion at 30 June 2006, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. Inversiones Financieras Bancosal, S.A.

Inversiones Financieras Bancosal, S.A. is the holding company which owns Banco Salvadoreno, Almacenadora Salvadorena (warehousing), Internacional de Seguros (insurance and bonding), Salvadorena de Valores (stock brokerage), Factosal (factoring) and BancoSal Inc (remittance business). IFB shares are listed on the El Salvadorean Stock Exchange. HSBC, through its subsidiary Grupo Banistmo S.A. owns 56.2 per cent of IFB.

At 31 December 2006, total assets were US$2.025 billion and equity was US$201.4 million.

3. Banco Salvadoreno, S.A.

Banco Salvadoreno, S.A., is one of the leading financial services companies in El Salvador with more than 120 years in the market. It has a nationwide network of 62 branches and 155 ATMs. Majority-owned by Inversiones Financieras Bancosal, S.A., Bancosal shares are listed on the El Salvadorean Stock Exchange.

At 31 December 2006, total assets were US$1.989 billion and equity was US$203.1 million. Bancosal provides a full range of financial services to more than 500,000 customers in retail, commercial and corporate banking.



                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  27 February, 2007